

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 10, 2016

Aaron C. Johnson
Principal Executive Officer
Spotlight Capital Holdings, Inc.
601 South Figueroa St., Suite 4050
Los Angeles, CA 90017

> **Re:** **Spotlight Capital Holdings, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed October 27, 2016**
> **File No. 024-10606**

Dear Mr. Johnson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2016 letter.

General

1. We note your response to our prior comment 2 and reissue in part. Please revise to clarify whether you intend to sell shares at different prices during the offering or fix the price for the duration of the offering at the time of qualification. We note that on the cover page you refer to a price range of $.20 to $.40 per share, on page 6 you state that this is a fixed price offering and on page 21 you state that the securities are going to be offered at approximately $2.00 per share.

2. We note your response to our prior comment 3 and reissue. Please revise to include the financial statements required by paragraph (b) of Part F/S of Form 1-A. In this regard, we note that the included financial statements are incomplete. For example, you have not provided statements of cash flow for 2014 or changes in stockholder's equity for 2014 or 2015. Additionally, we note that the included financial statements do not cover the required period of time. In this regard, we note that you have not provided interim financial statements as required by paragraph (b)(3)(B) of Part F/S of Form 1-A. Lastly, the included financial statements should include separate footnotes. In this regard, we note that the included footnotes are not responsive to our prior comment.

Offering Circular

Item 4. Dilution, page 4

3. We note your response to our prior comment 4 and reissue. We note that your authorized capital consists of common stock and preferred stock. We also note that this section continues to references units and membership interests. Please revise this section so that it is applicable to your company and its capital structure. Additionally, please revise to provide the dilution information required by Item 4 of Form 1-A.

Exhibit 12

4. We note your response to our prior comment 7 and reissue. Please have counsel revise the included opinion to opine that when the common stock is sold the securities will be legally issued.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure